October 18, 2006
Re:	Telefónica, S.A. Form 20-F for the fiscal year ended December 31, 2005 File No. 1-09531 Telefónica Móviles, S.A. Form 20-F for the fiscal year ended December 31, 2005 File No. 1-09531

Mr. Larry Spirgel
Mr. Dean Suehiro
Mr. Bob Carroll
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Dear Messrs. Spirgel, Suehiro and Carroll:

Thank you for your letter dated September 20, 2006, setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "SEC" or "Commission") to the respective annual reports on Form 20-F for the year ended December 31, 2005 (the "2005 Forms 20-F") of Telefónica, S.A. ("Telefónica", also referred to in this letter as the "company" and "we"), and of Telefónica Móviles, S.A. ("Telefónica Móviles"), which were filed with the Commission on April 12, 2006.

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

    Telefónica is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
    Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    Telefónica may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-584-0024 or fax: 011-34-91-0016; or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours, /s/ Santiago Fernández Valbuena Santiago Fernández Valbuena General Manager of Finance and Corporate Development of Telefónica, S.A.

ANNEX A

Response to Comments Raised by the Staff
in the Letter Dated September 20, 2006

Selected Financial Data, page 6

1. Please revise your presentation to refer to the Non-GAAP Financial Information and reconciliation regarding OIBDA on page 70.

In future filings, Telefónica will revise its selected financial data presentation of OIBDA to refer to non-GAAP financial information and will include the related reconciliation as presented on page 70.

Customer Service, page 32

2. We note that your customers have the option to finance acquisition of desktop or portable computers with ADSL offerings. Please revise your disclosure and tell us your accounting treatment for these transactions.

In accordance with IAS 18, revenues allocated to the equipment portion of the arrangement within our ADSL offerings are recognized when the earnings process is complete, i.e., when substantially all the risks associated with the ownership of the goods have been transferred, which occurs upon the physical delivery of the computers. ADSL services are recognized over the service period as rendered.

Revenues from the sale of equipment as described on page 32 amounted to 3.9 million euros in 2005. This amount includes 2.9 million euros relating to financing periods of no longer than 12 months. We believe that no further disclosures are required in light of the insignificance of the amounts involved.

Anticipated Sources of Liquidity, page 94 Note 21 (e) - Contractual obligations, page F-115

3. Please refer to the amortization and contractual obligations schedules. Please confirm to us that the schedules include interest payments. If not, revise the schedules to include interest payments.

Telefónica’s 2005 Form 20-F includes amortization and contractual obligations schedules with accrued interest as of December 31, 2005 and 2004 for all the items, if applicable. The contractual obligations schedule including accrued and unaccrued future interest payments as of December 31, 2005 and 2004 would have been as follows for Telefónica:

	Millions of euros
12/31/05	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years
Long-term borrowings	42,961.75	10,304.52	7,224.67	9,665.68	15,766.88
Operating leases	2,107.44	365.87	683.90	363.00	694.67
Purchase commitments	1,005.18	908.01	62.18	7.19	27.80
Other non-current obligations	6,353.24	945.81	1,567.45	1,128.34	2,711.64
Total	52,427.61	12,524.21	9,538.20	11,164.21	19,200.99

	Millions of euros
12/31/04	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years
Long-term borrowings	35,072.17	11,179.43	5,907.99	5,305.20	12,679.55
Operating leases	1,524.28	279.18	542.71	265.84	436.55
Purchase commitments	1,201.50	804.85	273.78	108.02	14.85
Other non-current obligations	7,407.66	864.57	2,242.31	1,095.31	3,205.47
Total	45,205.61	13,128.03	8,966.79	6,774.37	16,336.42

The contractual obligation schedule including accrued and unaccrued future interest payments as of December 31, 2005 would have been as follows for Telefónica Móviles:

	Millions of euros
12/31/05	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years
Debentures and Bonds	1,384.70	121.82	342.40	462.45	458.03
Notes Payable	98.15	91.70	6.45	-	-
Loans and credits	8,619.46	3,454.32	3,165.74	1,923.41	75.99
Loans and credits Foreign Currency	3,821.23	1,265.53	797.18	1,282.67	475.85
Financial Guarantee	335.63	67.09	201.45	67.09	-
Derivatives	502.74	298.11	185.58	17.74	1.31
Total	14,761.91	5,298.57	4,698.80	3,753.36	1,011.18

In future filings, Telefónica will revise its contractual obligations presentation in accordance with the foregoing and prepare any related amortization schedule on the same basis.

Note 2 – Revenue recognition, page F-13

4. Please tell us why your revenue recognition policy for handset and equipment sales is appropriate under IFRS. Include in your response references to the appropriate accounting literature. Also, tell us how the US GAAP revenue recognition for handset and equipment sales differs from IFRS.

Revenues generated on the sale of equipment and accessories are recorded when the sale is completed, i.e. generally when delivered to the end customer. The transaction is considered complete when substantially all the risks associated with ownership of the goods have been transferred (see page F-30).

This revenue recognition policy is in accordance with IAS 18, paragraph 14:

"Revenue from the sale of goods shall be recognised when all the following conditions have been satisfied:

(a) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

(b) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(c) the amount of revenue can be measured reliably;

(d) it is probable that the economic benefits associated with the transaction will flow to the entity; and

(e) the costs incurred or to be incurred in respect of the transaction can be measured reliably".

The revenue recognition policy for handset and equipment sales under US GAAP does not differ from IFRS.

When such items are sold in a bundle arrangement, we recognize separately each of the components of the transaction as required by IAS 18, paragraph 13. Since there is no specific guidance in the IFRS literature, we apply the guidance included in EITF 00-21 to determine the separate elements and allocation of the proceeds based on the relative fair value of each element within the bundled arrangement. Therefore, no adjustment was recorded in 2005 for US GAAP reporting purposes. Provided there are no significant changes in the applicable revenue recognition accounting literature, no adjustments are expected in future periods for US GAAP reporting purposes.

However, as explained in "Note 23- Differences between International Financial Reporting Standards and United States of America Generally Accepted Accounting Principles and other required disclosures" on page F-119, under US GAAP, the cumulative effect of the application of EITF 00-21 was accounted for in the 2004 income statement as a change in accounting principle, whereas under IFRS, this effect as of January 1, 2004 was accounted for in equity, in accordance with the provisions of IFRS 1.

Note: This response is also applicable to Telefónica Móviles.

Note 2 – Comparative information and changes in the consolidation scope, page F-16

5. We note that your July 2005 merger with Terra Networks, S.A. was effective as of January 1, 2005 for economic purposes. Please tell us what is meant by "economic purposes". If your acquisition date was January 1, 2005, tell us your accounting basis under IFRS and US GAAP.

We have used the term "economic purposes" to refer to the fact that as of January 1, 2005 all transactions entered into by Terra Networks, S.A. are considered under Spanish law to be for the account of Telefónica for purposes of Telefónica’s statutory non-consolidated financial statements.

For purposes of Telefónica’s consolidated financial statements, the acquisition date was July 16, 2005 for both IFRS and US GAAP purposes, which is the date the merger was registered with the commercial registry in Spain. As Telefónica held a 76.8% effective ownership interest in Terra Networks, S.A. prior to the merger, the transaction involved an acquisition of the remaining noncontrolling interest in Terra Networks, S.A. and has been accounted for as such.

6. Please provide all the applicable disclosures under paragraphs 67-71 of IFRS 3.

As stated in the previous answer, this transaction is an acquisition of minority interests and therefore the disclosures under paragraphs 67-71 of IFRS 3 are not applicable.

Note 4 (d) – Research and development expenses, page F-20

7. We note that you capitalize costs incurred in developing new products to be marketed or used for the Group’s own network when "future economic viability is reasonably certain". Please tell us how these costs met the criteria under IAS 38 for capitalization. Also, tell us how you were able to distinguish the research phase from the development phase.

In accordance with IAS 38, Telefónica considers that "future economic viability" is reasonably certain when all of the following criteria are satisfied:

  It is technically feasible completing the intangible asset so that it will be available for use or sale.

  We have the intention to complete the intangible asset and use or sell it.

  We are able to use or sell the intangible asset.

  The intangible asset will generate future economic benefits.

  There is availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

  We are able to measure reliably the expenditure attributable to the intangible asset during its development.

Based on the criteria mentioned above, and the classification established by the Organisation for Economic Co-operation and Development (OECD), our management committee assesses each project developed internally on an ongoing basis in order to determine its future economic viability. To distinguish between research and development, Telefónica considers a technologically feasible product to have entered into development phase when a "working model" of the product has been developed in accordance with paragraph 59 of IAS 38.

Note: This response is also applicable to Telefónica Móviles.

Note 4 (e) – Property, plant and equipment, page F-20

8. Please tell us and disclose why direct labor for installation and the allocable portion of indirect costs are recorded as income under "Other income". We also note the amount of the internal expenditures capitalized on page F-80 as other income. Tell us if this amount includes costs other than the direct labor and indirect costs. If so, tell us the nature and amount of these capitalized expenditures. In addition, tell us how you are accounting for these expenditures under US GAAP.

Direct labor for installation and the allocable portion of indirect costs related to property, plant and equipment are recognized as expenses according to their nature. Such costs are capitalized and recorded as revenues under "Internal expenditures capitalized", which is included in "Other Income". No other costs are included in "Internal expenditures capitalized".

This presentation is in conformity with IAS 1, paragraph IG4, which illustrates the classification of expenses by nature in the income statement, presenting the "work performed by the entity and capitalised" as an item of income.

Under US GAAP, these costs are directly capitalized to property, plant and equipment.

Note: This response is also applicable to Telefónica Móviles.

Note 4 (g) – Leases, page F-21

9. Please provide disclosures under paragraphs 31 and 35 of IAS 17

Substantially all of our lease arrangements are operating leases and not finance leases and therefore disclosures under paragraph 31 of IAS 17 are not included as they are not significant. Telefónica believes that all relevant information relating to operating leases required by paragraph 35 of IAS 17 is provided in the Notes to the Financial Statements: the accounting policy is described in Note 4(g), and Note 21(e) includes the detail and estimated schedule of leases that could require cash outflows in the future as at December 31, 2005 and 2004 (2,107.44 and 1,524.28 million euros, respectively). Additionally, the expense recognized for operating leases under IFRS amounted to 488.54 million and 382.77 million euros in 2005 and 2004, respectively.

Relevant information relating to Telefónica Móviles’ operating leases is provided in the Notes to its consolidated financial statements: the accounting policy is described in Note 3(f), and Note 12 includes the detail and estimated schedule of leases that could require cash outflows in the future as at December 31, 2005 and 2004 (1,447.10 and 1,052.00 million euros, respectively). Additionally, the expense recognized for operating leases under IFRS amounted to 212.11 million and 149.21 million euros in 2005 and 2004, respectively.

Note 4 (x) – Revenues and expenses, page F-30

10. Please tell us why sales from products and services are not separately disclosed as required under paragraph 35 (b) of IAS 18.

As Telefónica generates the vast majority of its revenues from the sale of services, we have not separately presented sales from products and services.

For the Staff’s information, the disclosure of "Revenues from operations" for the years ended December 31, 2005 and 2004 is as follows for Telefónica (millions of euros):

	December 31, 2005	December 31, 2004

Sales from services	34,903	27,969
Sales from products	2,979	2,312
Total	37,882	30,281

The disclosure of "Revenues from operations" is available on page 72 of Telefónica Móviles’ 2005 Form 20-F. For the years ended December 31, 2005 and 2004, such disclosure is as follows for Telefónica Móviles (millions of euros):

	December 31, 2005	December 31, 2004

Wireless Communication Services	14,354	10,227
Sales of handsets and accessories	2,160	1,527
Total	16,514	11,754

11. Please tell us and disclose in more detail how you are accounting for your prepaid cards and the basis for your accounting under IFRS. Also, tell us whether you have an obligation to provide the service if the prepaid customer demands you deliver the service after the 12-month period, or how you account for any deferred revenue related to your prepaid cards after their expiration date.

Revenue related to prepaid phone cards and recharges is recognized as airtime minutes are consumed in accordance with IAS 18, paragraph 20. Unconsumed airtime minutes are recorded as deferred income under "Trade and other payables" on the liability side of the balance sheet. Telefónica has an obligation to provide the service to the customer only to the extent that the phone card has not expired. Substantially all prepaid cards have expiration periods of less than 12 months, and any deferred revenue related to prepaid cards is immediately recognized in the income statement when prepaid phone cards expire, as at such time the company no longer has an obligation to provide services. Additionally, Telefónica does not have a practice of providing services related to prepaid cards subsequent to their expiration date.

Note: This response is also applicable to Telefónica Móviles.

12. We note that revenue from your directories is recognized when the advertisement is published. Please tell us why this revenue recognition policy is appropriate under IFRS. Include in your response references to the appropriate accounting literature. Also, tell us why there is no reconciling item in the US GAAP reconciliation (Note 23) for the difference in accounting under US GAAP.

The accounting policy described for revenues from directories only refers to printed directories, which represented 90.6% of total revenues from the directories business, amounting to 544.3 million euros in 2005.

IAS 18, paragraph 25 states that "when a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed". We consider that the release of the directories is the most significant act in the transaction because it is the moment when the information (advertisements, addresses, telephone numbers, etc.) is made available to the public, at which time our obligations have been fulfilled. Following release, the company has no further obligations.

Under US GAAP, the company considers the criteria under SAB 104 to have been met at the date of release as follows:

  Persuasive evidence of an arrangement exists. The company enters into a contract with the advertiser.

  Delivery has occurred or services have been rendered. The delivery of the service is completed when the directory is released. The company has no obligations to the advertisers subsequent to the release of the directory. For example, the company has no obligation to continue to circulate directories to new residents throughout the year.

  The seller’s price to the buyer is fixed or determinable. The price is included in the contract with the advertiser.

  Collectibility is reasonably assured. The company has historically had low collectibility issues. In many countries, these services are pre-paid.

Regarding online and voice directories, revenues and related expenses, both for IFRS and US GAAP purposes, are deferred and recognized over the term of the contracts because the company has an obligation to render the corresponding service over the term of the contract. However, as these revenue streams represent only approximately 9% of the directories segment revenues, we did not consider it necessary to disclose a separate accounting policy for such revenues.

Additionally please note that Telefónica Publicidad e Información, our directories business, was disposed of in July 2006. Therefore, we will no longer have revenues from directories.

Note 5 – Intangible Assets, page F-35

13. We note that you utilize an independent appraiser to value the intangible assets acquired from Bell South. While your are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert if the reference is made in a 1933 Act filing. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Telefónica notes the Staff’s comment and will disclose the name of the independent appraiser and include the related consent in future filings.

Note 11 – Equity, page F-45

14. Please separately present a column for retained earnings (consolidation reserves), legal reserve and revaluation reserve. We note that you combined these reserves under the heading, "Other reserves"

The detail and movements of "Other reserves" of Telefónica as of December 31, 2005 and 2004 were as follows (millions of euros):

	Legal Reserve	Revaluation Reserves	Retained earnings	Total
Balance at January 1, 2004	652.57	1,357.86	(3,216.08)	(1,205.65)

Dividends	-	-	(972.53)	(972.53)
Net purchase of own equity instruments	-	-	273.49	273.49
Movements and sales of minority interests	-	-	-	-
Income and expense recognized in the year	137.37	-	2,870.28	3,007.65
Other movements	-	-	91.69	91.69
Balance at December 31, 2004	789.94	1,357.86	(953.15)	1,194.65

Dividends	-	-	(1,083.15)	(1,083.15)
Capital reduction	-	-	-	-
Net movements in own equity instruments	-	-	(74.02)	(74.02)
Purchases and sales of minority interests	-	-	(22.66)	(22.66)
Transfers	-	-	428.82	428.82
Income and expense recognized in the year	130.14	-	4,132.54	4,262.68
Other movements	-	-	(18.28)	(18.28)
Balance at December 31, 2005	920.08	1,357.86	2,410.1	4,688.04

The "Other reserves" of Telefónica Móviles, S.A. is broken down as of December 31, 2005 and 2004 as follows (millions of euros):

	Legal Reserve	Revaluation Reserves	Retained earnings	Total
Balance at January 1, 2004	433.05	-	108.92	541.97

Dividends	-	-	(795.96)	(795.96)
Income and expense recognized in the year	-	-	1,676.54	1,676.54
Balance at December 31, 2004	433.05	-	989.50	1,422.55

Dividends	-	-	(835.79)	(835.79)
Income and expense recognized in the year	-	-	1,934.78	1,934.78
Balance at December 31, 2005	433.05	-	2,088.49	2,521.54

In future filings, Telefónica will include the above disclosure of "Other reserves".

Note 14 – Employee benefits, page F-59

15. For US GAAP purposes, we note that you are accounting for your supplementary employee pension and group life insurance plans under FAS 87 and 106. Please tell us how you are accounting for these under IAS 19 and the basis for your accounting. We note that you elected to recognize all the cumulative actuarial gains and losses at the date of transition of IFRS.

According to IAS 19, both plans are defined benefit post-employment plans. We measure the provision at the present value of the defined benefit obligation, and recognize all the actuarial gains and losses as they arise.

Note 14 – Staff restructuring, page F-60

16. Please tell us in detail why there is no difference in the accounting for staff restructuring under IFRS and US GAAP. Also, tell us why there is no difference in the discounting of the staff restructuring provisions under IFRS and US GAAP.

As noted in Note 14, in 2003, the company established a labor force reduction plan for Telefónica de España through a voluntary, universal and non-discriminatory program for the periods from 2003 to 2007. Under this program, the employee can elect to receive future termination benefits until he reaches the age of 65 as consideration for terminating his employment. Upon the date on which an employee petitions the company to participate in the program and the company agrees, the company records an expense equal to the present value of the future benefits to be paid to the employee.

The company accounts for this program under IAS 19, as the company meets the criteria in paragraphs 133 and 134 to record the expense and related provision for the future termination benefits. The expense is not recorded until the employee’s petition for participation is accepted by the company because the company has the right to refuse to accept the resignation and, therefore, prior to that acceptance by the company, no obligation to pay the termination benefit to the employee exists.

As noted in paragraph 139 of IAS 19, "where termination benefits fall due more than 12 months after the balance sheet date, they should be discounted". Therefore, the company calculated the expense as the present value of the future payments.

Under US GAAP, the company accounted for this program under FAS 88 paragraph 15:

". . . an employer that offers special termination benefits to employees shall recognize a liability and a loss when the employees accept the offer and the amount can be reasonably estimated. . . . . Termination benefits may take various forms including lump-sum payments, periodic future payments, or both . . . The cost of termination benefits recognized as a liability and a loss shall include the amount of any lump-sum payments and the present value of any expected future payments."

The company believes that FAS 88 is the appropriate guidance and not FAS 146, as this program is a voluntary termination program, which is specifically excluded from the scope of FAS 146. As this program has to be provided for at the same time and for the same amounts under IFRS and US GAAP, no differences arise.

Future payments payable in greater than 12 months are discounted under both IFRS and US GAAP. The company has elected to use the same discount rate for IFRS and US GAAP purposes and present value can be calculated under both IFRS and US GAAP. A market risk free rate is used for these calculations.

Note 15 – Derivatives, Financial Instruments and Risk Management Policies, page F-66

17. Please refer to your main credit ratings financial data. Tell us why the data are not considered non-GAAP measures under Item 10(e) of Regulation S-K.

Telefónica notes the Staff’s comment and will eliminate such data from future filings.

Note 19 – Share-based payments, page F-83 Appendix II pages A-33 to A-47

18. Please provide all of the disclosures for each share-based payment plan under paragraphs 44-52 of IFRS 2. We note that the options under the Telefónica Móviles’ plan can be settled in equity instrument or cash.

As described in our accounting policies regarding share-based payments (see page F-27), the plans described under paragraphs a) through d) below were not accounted for under IFRS 2, as permitted by IFRS 1, paragraph 25B, because all of them were granted prior to November 7, 2002. Therefore, disclosures required by paragraphs 46-52 of IFRS 2 are not applicable to these plans.

In response to your comment regarding the options under the Telefónica Móviles plan, which can be equity-settled or cash-settled, we note that there are no specific disclosures required by paragraphs 44-52 of IFRS 2 other than those provided by us herein.

We have reproduced below the original disclosure included in our financial statements and added thereto as underlined text the additional disclosures required by IFRS 2.

a) TIES Plan

	Number of options	Average strike price (euros)

Options outstanding at December 31, 2003	30,113,539	4.53
Options expired/cancelled	(321,112)	4.53
Options outstanding at December 31, 2004	29,792,427	4.53
Options expired/cancelled	(29,792,427)	4.53
Options outstanding at December 31, 2005	-

b) MOS Plan

	Number of options	Average strike price (euros)	Average remaining life (years)	Average Share price (€)

Options outstanding at December 31, 2003	12,819,072	10.49
Options exercised	(1,118,665)	10.49		8.70
Options expired/cancelled	(563,263)	10.49
Options outstanding at December 31, 2004	11,137,144	10.49
Options exercised	(1,298,072)	10.49		9.02
Options expired/cancelled	(392,699)	10.49
Options outstanding at December 31, 2005	9,446,373	10.49	0.01

	Number of	Average strike	Average
Range of strike price (euros)	options outstanding	price (euros)	remaining life (years)

7,24	4,723,187	7.24	0.01
11	2,361,593	11.00	0.01
16,5	2,361,593	16.50	0.01

	9,446,373	10.49	0.01

 c) Share option plan of Terra Networks, S.A. (now of Telefónica)

	Number of options	Average strike price (euros)

Options outstanding at December 31, 2003	6,438,696	14.70
Options expired/cancelled	(4,054,876)	14.99
Options outstanding at December 31, 2004 (on Terra shares)	2,383,820	14.21
Equivalent outstanding options at December 31, 2004 (on Telefónica shares)	529,738	63.95
Options granted	33,276	27.50
Options expired/cancelled	(445,114)	70.67
Options outstanding at December 31, 2005	117,900	28.28

Range of strike price (€)	Number of options outstanding	Average strike price (euros)	Average remaining life (years)

17.46 - 21.28	38,717	20.01	1.24
28.35 - 29.20	54,850	28.53	0.67
40.86	24,333	40.86	0.35

Total	117,900	28.28	0.79

d) Share option plan of Terra Networks, S.A. (now of Telefónica) resulting from its assuming the share option plans of Lycos, Inc.

	Number of options	Average strike price (USD)	Average Share price (USD)

Options outstanding at December 31, 2003	19,272,198	20.77
Options exercised	(1,089,238)	6.36	6.3
Options expired/cancelled	(7,319,721)	23.48
Options outstanding at December 31, 2004 (on Terra shares)	10,863,239	20.39
Equivalent outstanding options at December 31, 2004 (on Telefónica shares)	2,414,053	91.76
Options exercised	(161,982)	17.47	20.39
Options expired/cancelled	(1,724,646)	108.58
Options outstanding at December 31, 2005	527,425	59.57

Range of strike price	Number of options outstanding	Average strike price (USD)	Average remaining life (years)

0 – 9.18	27,077	5.07	2.70
12.84 - 18.49	68,633	15.75	2.12
22.52 - 48.32	20,442	38.21	0.96
54.90 - 68.90	257,027	57.78	4.34
74.65 - 136.13	154,246	94.43	3.40

Total	527,425	59.57	3.56

e) Telefónica S.A. share option plan aimed at employees of Endemol ("EN-SOP Program")

	Number of options	Average strike price (euros)	Average share price (euros)
Options outstanding at December 31, 2003	5,679,562	11.81
Options granted	2,246,732	12.24
Options expired/cancelled	(1,243,495)	14.06
Options outstanding at December 31, 2004	6,682,799	11.54
Options exercised	(492,277)	11.88	12.72
Options expired/cancelled	(1,280,688)	14.29
Options outstanding at December 31, 2005	4,909,834	10.78

The personnel expense recognized for this plan in 2005 and 2004 amounted to (2.13) and 5.74 million euros, respectively.

f) Endemol N.V: long-term incentive schemes

	Performance Shares	Performance Options

Average remaining life (years)	2.90	2.90

Note: The response under paragraph b) above is also applicable to Telefónica Móviles.

In future filings, Telefónica will include the above disclosure.

Goodwill and intangible asset impairments, page F-129

19. Please tell us and disclose the difference between "cash generating unit" under IFRS and "reporting unit" under US GAAP.

For purposes of goodwill impairment testing, there are no differences between the "cash generating units" (or groups thereof) under IFRS and the "reporting units" under US GAAP.

Note: This response is also applicable to Telefónica Móviles.

Telefónica Móviles, S.A. for the Fiscal Year Ended December 31, 2005

20. Please comply with all the applicable comments above on Telefónica, S.A.

Telefónica has indicated in the above responses those comments that are also applicable to Telefónica Móviles and included therein responses relating to Telefónica Móviles.

Additionally, please note that on July 31, 2006, Telefónica Móviles filed with the SEC a Certification and Notice of Termination under Section 12(g) of the Securities Exchange Act of 1934, and therefore, will no longer file annual reports on Form 20-F.

Note 5 – Goodwill, page F-33

21. We note that you wrote-up the carrying amount of the licenses as a reclassification from goodwill when you acquired "further participation" in Tele Centro Oeste Celular Participacoes, S.A. Please tell us why this reclassification is appropriate under IFRS and US GAAP. Also, reconcile the €115.4 million reclassification to the €27.3 million increase in the carry amount of the licenses as disclosed on page F-31.

During 2005 we completed the purchase price allocation process of the acquisition of additional interests in certain of Brasilcel, N.V.’s subsidiaries. As a consequence of such process, we recorded a reclassification from goodwill to other assets. The breakdown of the €115.4 million reclassification was as follows:

Licenses Tele Centro Oeste Celular Participacoes	€27.3
Licenses allocated to the other Brazilian operators	€7.5
Customer portfolios Tele Centro Oeste Celular Participacoes	€21.9
Customer portfolios allocated to the other Brazilian operators	€24.0
Deferred tax assets	€34.7
€115.4

Under US GAAP, Brasilcel, N.V. is accounted for under the equity method.

Note 20 (6) (d) – Business combination, goodwill and other intangible assets, page F-79

22. For IFRS purposes, you acquired Movil de Chile, S.A. from a company that is a 44,8% subsidiary of your parent and you accounted for the acquisition "as If control had been totally acquired from third parties". For US GAAP purposes, it appears to us that this acquisition was accounted for as entities under common control. Please tell us why your accounting is appropriate under IFRS and US GAAP.

Telefónica Móviles acquired 100% of Móvil de Chile, S.A. from CTC Chile (now renamed Telefónica Chile, S.A.) at its fair value. Moreover, the transaction required the approval of a qualifying majority of shareholders, higher than the ownership interest held by Telefónica in CTC Chile. For these reasons, this transaction was deemed to have economic substance, rather than being a mere reorganization of companies under common control.

Combinations between entities under common control are excluded from the scope of IFRS 3 (IFRS 3, paragraph 3), and IFRS does not provide specific guidance on the accounting treatment for this kind of transaction. Considering the substance of the transaction, the acquisition was accounted for under IFRS applying the purchase method of accounting.

For US GAAP purposes the transaction was accounted for as a transaction between entities under common control in accordance with paragraphs D11 to D18 of FAS 141. Telefónica Móviles has concluded that for US GAAP purposes this treatment is appropriate because both it and CTC Chile are fully consolidated entities within the Telefónica consolidated group.